                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                                  MedQuist Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    584949101
                                 (CUSIP Number)

                             Neil T. Anderson, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 2008
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP NO.584949101
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      Koninklijke Philips Electronics N.V.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      222531298
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

      [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER

                     26,085,086
               -----------------------------------------------------------------
  NUMBER OF    8.    SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            26,085,086
    WITH       -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,085,086
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      69.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 7 relates to the common stock, no par value (the "Shares") of MedQuist Inc., a New Jersey corporation. This Amendment No. 7 amends and supplements Item 4, Item 5, Item 6 and Item 7 of the Statement on
Schedule 13D dated June 6, 2000 (the "Schedule 13D") filed by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of The Netherlands ("Philips"), as previously amended and supplemented by Amendment No. 1 to the Schedule 13D, dated July 28, 2000, Amendment No. 2 to the Schedule 13D, dated August 2, 2000, Amendment No. 3 to the Schedule 13D, dated August 24, 2000, Amendment No. 4 to the Schedule 13D, dated July 6, 2007, Amendment No. 5 to the Schedule 13D, dated November 2, 2007, and Amendment No. 6 to the Schedule 13D, dated November 8, 2007. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended and supplemented as follows:

     Following a public announcement on July 6, 2007 that it viewed its stake in MedQuist as a non-core holding and a subsequent public announcement on November 2, 2007 of its decision to sell its ownership interest in MedQuist (the "Philips Shares"), Philips has collaborated with MedQuist in pursuing a possible sale of the Philips Shares in a transaction in which, if it had been approved by the board of directors of MedQuist, the other shareholders of MedQuist would have received or would have been offered the same consideration as Philips received for the Philips Shares.

     Following Philips' announced intention to sell the Philips Shares, MedQuist has gone through an extended process involving numerous potential buyers, soliciting proposals from such potential buyers and evaluating the offers received. As a result of such process, MedQuist received proposals (i) for the acquisition of 100% of the Shares in which the other shareholders of MedQuist would have received the same per share consideration as Philips, or (ii) for the acquisition of up to 100% of the Shares in a transaction in which the other shareholders of MedQuist would have been offered the option to receive the same per share consideration as Philips or to otherwise remain as equity holders of MedQuist. However, there has been no proposal received to date by MedQuist as a result of this process which a board committee, consisting of the three directors independent of Philips, was able to favorably recommend to the board of directors of MedQuist. Consequently, the board of directors of MedQuist has decided not to proceed with any of the offers it has received to date. As a result, Philips has decided to pursue the sale of the Philips Shares in a separate transaction in which MedQuist would not be a party and which would not involve the other shareholders of MedQuist.

     On May 22, 2008, Philips announced that it had entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of May 21, 2008, with CBaySystems Holdings, Ltd. ("CBay") and a wholly-owned subsidiary thereof pursuant to which Philips will sell the Philips Shares to this CBay subsidiary for a stated value of $11.00 per Share (reduced by the per share amount of any pre-closing cash dividend paid by MedQuist), consisting of cash, a promissory note of the CBay subsidiary and a seven-year promissory note of the CBay subsidiary convertible into CBay common stock, all as more fully described in the Stock Purchase Agreement. The closing of the transaction is subject to applicable regulatory approvals, approval by CBay shareholders at a general meeting of shareholders, and the fulfillment of other customary closing conditions and other terms set forth in the Stock Purchase Agreement.

     Pursuant to the terms of the Stock Purchase Agreement, the incumbent directors of MedQuist appointed by Philips (the "Philips Directors") will resign, effective on the election of replacement directors, immediately prior to the closing of the sale of the Philips Shares. Pursuant to the terms of the Stock Purchase Agreement, the closing of the sale of the Philips Shares is also subject to the individuals designated by CBay being elected to the board of directors of MedQuist, effective immediately prior to the closing and upon and subject to the effective time of the resignation of the Philips directors, as replacements for the resigning Philips Directors.

     If the board of directors of MedQuist determines to declare any cash dividends prior to the closing of the purchase of the Philips Shares, the Stock Purchase Agreement provides that the amount of the promissory note to be received by Philips would be reduced on a dollar-for-dollar basis by the amount of any such cash dividends. As of the date hereof, there has been no agreement or decision by the board of directors of MedQuist to declare any cash dividends.

     The foregoing description of certain provisions of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed hereto as Exhibit 1. Exhibit 1 is specifically incorporated herein by reference in response to this Item 4.

     Except as indicated in this Amendment No.7, Philips has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of Issuer.

     Item 5 is hereby amended and supplemented as follows:

     (c) On May 22, 2008, Philips announced that it had entered into the Stock Purchase Agreement with CBay pursuant to which CBay will purchase all of the 26,085,086 Shares beneficially owned by Philips, subject to applicable regulatory approvals, approval by CBay shareholders at a general meeting of shareholders, and the fulfillment of other customary closing conditions and other terms set forth in the Stock Purchase Agreement. The response to Item 4 is incorporated herein by reference, which is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed hereto as
Exhibit 1. Exhibit 1 is incorporated herein by reference in answer to this Item
5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The responses to Item 4 and Item 5 are incorporated herein by reference, which are qualified in their entirety by reference to the Stock Purchase Agreement, a copy of which is filed hereto as Exhibit 1. Exhibit 1 is incorporated herein by reference in answer to this Item 6.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit No.   Document
-----------   --------
1             Stock Purchase Agreement, dated as of May 21, 2008, by and among
              Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Kingdom of the Netherlands, CBaySystems
              Holdings, Ltd, a company incorporated in the British Virgin
              Islands, and CBay Inc., a Delaware corporation.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2008

                                        KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                        By: /s/ James Nolan
                                            ------------------------------------
                                        Name: James Nolan
                                        Title: Attorney-in-Fact


                                        By: /s/ James Nolan
                                            ------------------------------------
                                        Name: James Nolan
                                        Title: Attorney-in-Fact